Exhibit 99(2)


ALL DOW AGROSCIENCES COMMUNICATIONS:

NEWS UPDATE...

Thursday July 23, 7:02 am Eastern Time

Company Press Release

SOURCE: Mycogen Corporation

Mycogen and Dow Amend Agreement to Permit Discussions and
Negotiations With Respect to Buyout of Mycogen Minority
Stockholders

SAN DIEGO, July 23 /PRNewswire/ -- The Dow Chemical Company (NYSE: DOW - news) and Mycogen Corporation (Nasdaq: MYCO - news) today announced that Mycogen and Dow AgroSciences LLC, a subsidiary of Dow, have entered into an amendment to the 1996 Exchange and Purchase Agreement between Mycogen and Dow AgroSciences, which will permit Dow AgroSciences and Mycogen to discuss and negotiate the terms of a possible transaction involving Dow AgroSciences' acquisition of all outstanding Mycogen shares not already owned by Dow AgroSciences. Dow AgroSciences had requested an amendment on April 30, 1998, and Mycogen's board had appointed a special committee of independent directors, composed of Joseph Sullivan and Clayton Yeutter, to consider this request.

Dow AgroSciences currently owns approximately 68% of Mycogen's outstanding shares. Prior to today's amendment, the agreement had generally provided that Dow AgroSciences could not acquire or propose to acquire the remaining shares of Mycogen before February 1999.

The amendment provides that Dow AgroSciences may, during the period ending on August 31, 1998 (which may be extended by the special committee), discuss and negotiate with the special committee and its representatives the terms and conditions (including terms relating to valuation and pricing) of a possible transaction involving the acquisition by Dow AgroSciences of all outstanding Mycogen shares and the related treatment of outstanding Mycogen options. The amendment further provides that if the special committee approves terms of such a transaction, Dow AgroSciences may formally propose such a transaction and thereafter consummate the transaction in accordance with such approved terms.

As required by the agreement, the amendment was approved today by Mycogen's board of directors and by the independent directors of Mycogen.

There can be no assurance that discussions or negotiations will lead to agreement with respect to a transaction, or that if any transaction can be agreed to, that such a transaction will be consummated.

Dow AgroSciences LLC, based in Indianapolis, Indiana, is a global leader in providing pest management and biotechnology products that improve the quality and quantity of the earth's food supply and contribute to the safety, health and quality of life of the world's growing population. The company employs more than 3,000 people in over 50 countries and has worldwide sales of more than $2 billion. It is a wholly owned subsidiary of The Dow Chemical Company.

The Dow Chemical Company is the fifth largest chemical company in the world, with annual sales of more than $20 billion. Dow manufactures and supplies chemicals, plastics and agricultural products for customers in 164 countries and employs approximately
43,000 people worldwide.

Mycogen is a diversified agribusiness and biotechnology company that develops and markets seeds and value-added traits for genetically enhanced crops and provides crop protection products and services.

For more information about Mycogen, please call 1-888-SEE-MYCO (1-888-633-6926) or visit Mycogen's website at www.mycogen.com.

SOURCE: Mycogen Corporation